SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

Under the Securities Exchange Act of 1934

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Multimedia Games, Inc.
(Name of Issuer)

Common Stock, $.01 par value per share
(Title of Class of Securities)

625453105
(CUSIP Number)

                              December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

Page 1 of 13 Pages

SCHEDULE 13G

  CUSIP No. 625453105                                                                                    Page 2 of 13 Pages

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Scoggin Worldwide Fund, Ltd.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 1,021,739
		6)	SHARED VOTING POWER 0
		7)	SOLE DISPOSITIVE POWER 1,021,739
		8)	SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,021,739
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.8%
12)	TYPE OF REPORTING PERSON CO

SCHEDULE 13G

  CUSIP No. 625453105                                                                                    Page 3 of 13 Pages

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Old Bell Associates LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 0
		6)	SHARED VOTING POWER 1,021,739
		7)	SOLE DISPOSITIVE POWER 0
		8)	SHARED DISPOSITIVE POWER 1,021,739
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,021,739
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.8%
12)	TYPE OF REPORTING PERSON OO

SCHEDULE 13G

  CUSIP No. 625453105                                                                                    Page 4 of 13 Pages

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON A. Dev Chodry
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION USA
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 15,000
		6)	SHARED VOTING POWER 1,021,739
		7)	SOLE DISPOSITIVE POWER 15,000
		8)	SHARED DISPOSITIVE POWER 1,021,739
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,036,739
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.9%
12)	TYPE OF REPORTING PERSON IN

SCHEDULE 13G

  CUSIP No. 625453105                                                                                    Page 5 of 13 Pages

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Craig Effron
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION USA
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 0
		6)	SHARED VOTING POWER 1,021,739
		7)	SOLE DISPOSITIVE POWER 0
		8)	SHARED DISPOSITIVE POWER 1,021,739
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,021,739
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.8%
12)	TYPE OF REPORTING PERSON IN

SCHEDULE 13G

  CUSIP No. 625453105                                                                                    Page 6 of 13 Pages

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Curtis Schenker
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION USA
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 0
		6)	SHARED VOTING POWER 1,021,739
		7)	SOLE DISPOSITIVE POWER 0
		8)	SHARED DISPOSITIVE POWER 1,021,739
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,021,739
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.8%
12)	TYPE OF REPORTING PERSON IN

Schedule 13G

Item 1(a).	Name of Issuer:

Multimedia Games, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

206 Wild Basin Road
Building B, Fourth Floor
Austin, TX  78746

Item 2(a).	Name of Persons Filing:

(i)	Scoggin Worldwide Fund, Ltd.
(ii)	Old Bell Associates LLC
(iii)	A. Dev Chodry
(iv)	Craig Effron
(v)	Curtis Schenker

(collectively, the “Reporting Persons” and each a “Reporting Person”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Scoggin Worldwide Fund, Ltd. has a business address at c/o Q&H Corporate Services, Ltd.; 3rd Floor, Harbour Centre; P.O. Box 1348; George Town, Grand Cayman, Cayman Islands.

Each of the Reporting Persons, other than Scoggin Worldwide Fund, Ltd., has a business address at 660 Madison Avenue, New York, NY  10065.

Item 2(c).	Citizenship or Place of Organization:

(i)	Scoggin Worldwide Fund, Ltd. Cayman Islands

(ii)	Old Bell Associates LLC Delaware

(iii)	A. Dev Chodry USA

(iv)	Craig Effron USA

(v)	Curtis Schenker USA

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

625453105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	Investment Adviser in accordance with § 240.13d-1(b)(1)(ii)(E)

(f)	☐	Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)

(g)	☐	Parent Holding Company or control person in accordance with §240.13d-1(b)(ii)(G)

(h)	☐	Savings Association as defined in §3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐	Church plan that is excluded from the definition of an investment company under §3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	Group, in accordance with §240.13d-1(b)(ii)(J)

Item 4.	Ownership.

(i)           Scoggin Worldwide Fund, Ltd.1

(a)	Amount beneficially owned: 1,021,739

(b)	Percent of class: 3.8%[2]

(c)	Number of shares as to which such person has:

(i)            Sole power to vote or to direct the vote: 1,021,739

(ii)	Shared power to vote or to direct the vote: 0

(iii)          Sole power to dispose or to direct the disposition of: 1,021,739

(iv)	Shared power to dispose or to direct the disposition of: 0

(ii)           Old Bell Associates, LLC3

(a)	Amount beneficially owned: 1,021,739

(b)	Percent of class: 3.8%

(c)	Number of shares as to which such person has:

(i)            Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,021,739

(iii)          Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,021,739

________________________

[1]
The investment manager of Scoggin Worldwide Fund, Ltd. is Old Bellows Partners LP.  The general partner of Old Bellows Partners LP is Old Bell Associates LLC.  A. Dev Chodry is a principal of Old Bellows Partners LP.  Scoggin, LLC is a principal of Old Bellows Partners LP and serves as investment sub-manager for equity and event-driven investing for Scoggin Worldwide Fund, Ltd.  Craig Effron and Curtis Schenker are the managing members of Scoggin, LLC.

[2]	Percentages are based on 26,642,942 outstanding shares of Common Stock (as set forth in the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on February 9, 2009).

[3]	Old Bellows Partners LP is the investment manager of Scoggin Worldwide Fund, Ltd. Old Bell Associates LLC is the general partner of Old Bellows Partners LP.

(iii)           A. Dev Chodry

(a)	Amount beneficially owned: 1,036,739

(b)	Percent of class: 3.9%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 15,000

(ii)	Shared power to vote or to direct the vote: 1,021,739

(iii)	Sole power to dispose or to direct the disposition of: 15,000

(iv)	Shared power to dispose or to direct the disposition of: 1,021,739

(iv)           Craig Effron

(a)	Amount beneficially owned: 1,021,739

(b)	Percent of class: 3.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,021,739

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,021,739

(v)           Curtis Schenker

(a)	Amount beneficially owned: 1,021,739

(b)	Percent of class: 3.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,021,739

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,021,739

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

By signing below the undersigned certifies that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Scoggin Worldwide Fund, Ltd.
By: /s/ A. Dev Chodry Title: Director
Dated as of February 13, 2009

Old Bell Associates LLC
By: /s/ A. Dev Chodry Title: Manager
Dated as of February 13, 2009

/s/ A. Dev Chodry A. Dev Chodry
Dated as of February 13, 2009

/s/ Craig Effron Craig Effron
        Dated as of February 13, 2009

/s/ Curtis Schenker Curtis Schenker
        Dated as of February 13, 2009

Exhibit A

Agreement of Joint Filing

Pursuant to 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to join in the filing on behalf of each of them of a Statement on Schedule 13G and any and all amendments thereto, and that this Agreement be included as an Exhibit to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Scoggin Worldwide Fund, Ltd.
By: /s/ A. Dev Chodry Title: Director
Dated as of February 13, 2009

Old Bell Associates LLC
By: /s/ A. Dev Chodry Title: Manager
Dated as of February 13, 2009

/s/ A. Dev Chodry A. Dev Chodry
Dated as of February 13, 2009

/s/ Craig Effron Craig Effron
        Dated as of February 13, 2009

/s/ Curtis Schenker Curtis Schenker
        Dated as of February 13, 2009